



Sit Minnesota Tax-Free Income Fund

30-Day SEC Yield	Tax-Equivalent Yields* by Federal Tax Bracket: 35%	Tax-Equivalent Yields* by Federal Tax Bracket: 37%
2.54%	4.95%	5.15%

*In addition to the federal taxes listed, tax-equivalent yield calculations include the federal 3.8% net investment income tax for the top two tax brackets, and a Minnesota tax rate of 9.85%.

Average Annual Total Returns

1-Year	5-Year	10-Year
4.84%	3.56%	5.17%

As of 4/30/19.

Sit Investment Associates

Sit Mutual Funds

1-800-332-5580 www.sitfunds.com

Call now for a free prospectus with more complete information, including the Fund's investment objectives, risks, charges and expenses. Read it carefully before you invest. Capital gains and non-exempt income distributions, if any, are generally taxable. Some income earned by the Fund may be treated as a tax preference that is included in alternative minimum taxable income for certain investors. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.